AB
3/3

08026328

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Hawks Perch
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Thevenin, CPA, PC
(Name – *if individual, state last, first, middle name*)

P.O. Box 98, 30 Wapping Road, Kingston, MA 02364
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downing + Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANN WRIGHTINGTON
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 11, 2008

Robert F. Downing
Signature

President
Title

Mary Ann Wrightington
Notary Public

Plymouth ss
Massachusetts on Feb. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOWNING & CO., INC.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

DOWNING & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007 and 2006

Table of Contents

Thomas E. Thevenin, CPA, PC
Certified Public Accountant

Report of Independent Public Accounting Firm

The Board of Directors and Stockholders
Downing & Co., Inc.:

We have audited the accompanying balance sheet of Downing & Co., Inc. ("the Company") as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed more fully in Note 1, the Company is a wholly owned subsidiary of Downing Holdings, LLC. To comply with SEC requirements, we are opining on the Company as a separate entity.

In our opinion, except for the situation referred to in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas E. Thevenin, CPA, PC

February 1, 2008

P.O. Box 98 • 30 Wapping Road • Kingston, MA 02364
Phone 781-582-1211 • Fax 781-582-0104 • thomasthevenin@verizon.net

DOWNING & CO., INC.
BALANCE SHEET
DECEMBER, 31 2007 and 2006

ASSETS

	2007	2006
Current assets		
Cash and cash equivalents	$ 6,225	$ 17,208
Note receivable from parent company	32,652	40,000
	$ 38,877	$ 57,208

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current liabilities		
Accounts payable and accrued expense	$ 581	$ -
Total current liabilities	581	-
Stockholders' equity		
Common stock, no par value, Authorized 10,200, Issued 1,260 shares	33,529	31,029
Retained earnings	4,767	26,179
Total stockholders' equity	38,296	57,208
	$ 38,877	$ 57,208

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
Revenues	$ 35,369	$ 115,133
Operating expenses		
Management fees	46,000	60,200
Audit expense	4,000	4,000
Registration and assessment	1,790	1,348
Office and miscellaneous expense	1,203	203
	52,993	65,751
Operating income (loss)	(17,624)	49,382
Other expense		
Interest expense	3,788	
	3,788	-
Income (loss) before income taxes	(21,412)	49,382
Income taxes		
Current		(12,099)
Benefit due to loss carryforward		12,099
	-	-
Net income (loss)	$ (21,412)	$ 49,382

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER, 31 2007 and 2006

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2006	$ 44,779	$ (23,203)	$ (15,000)	$ 6,576
Increase in additional paid-in-capital	1,250			1,250
Net loss		49,382		49,382
Balance at December 31, 2006	46,029	26,179	(15,000)	57,208
Retire treasury stock	(15,000)		15,000	
Increase in additional paid-in-capital	2,500			2,500
Net income		(21,412)		(21,412)
Balance at December 31, 2007	$ 33,529	$ 4,767	$ -	$ 38,296

See accompanying notes to financial statements

DOWNING & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (21,412)	$ 49,382
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Increase (decrease) in accrued expense	581	(756)
Net cash provided by (used in) operating activities	(20,831)	48,626
CASH FLOWS FROM INVESTING ACTIVITIES		
Note receivable to parent company		(40,000)
Note receivable to parent company proceeds received	7,348	
Net cash provided (used in) investing activities	7,348	(40,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	2,500	1,250
Net cash provided by financing activities	2,500	1,250
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,983)	9,876
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	17,208	7,332
END OF YEAR	$ 6,225	$ 17,208

See accompanying notes to combined financial statements

(1) Summary of Significant Accounting Policies

(a) *Description of Business*

Downing & Co., Inc. (the Company) provides investment banking and financial consulting services to private and public institutions. It assists these entities in obtaining and employing long-term capital. The Company is registered with the SEC and the NASD and is a non-public broker dealer.

The Company has been involved in projects throughout the United States. It places emphasis on projects that provide a public benefit. Previous projects include (1) low income, handicapped and military housing and (2) research, hospital and government facilities. It has also provided services to private office facility projects.

(b) *Principles of Presentation*

The Company is a wholly owned subsidiary of Downing Holdings, LLC. Under Accounting Research Bulletin, No. 51 and Accounting Principles Board Opinion No. 16 the Company should be consolidated with its parent company. For the purposes of this report, management is presenting the Company's financial position and the results of its operations and cash flows as a separate entity. This was done to segregate its broker dealer operation for SEC purposes.

(c) *Basis of Accounting*

The Company maintains its records on the accrual basis of accounting.

(d) *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) *Revenue Recognition*

Revenues are recognized when services required by the various contracts are performed.

(f) *Use of Estimates*

The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(g) *Income Taxes*

During 2006, the Company was a C corporation under the Internal Revenue Code ("IRC"). Therefore, the Company was a taxable entity and a provision for income taxes was included in the financial statements. Effective January 1, 2007, the Company elected to be taxed as an S Corporation under the IRC. Accordingly, the 2007 financial statements do not include a provision for income taxes. Instead, the earnings and losses of the Company are included in the individual income tax returns of the Company's stockholders.

(1) Summary of Significant Accounting Policies (continued)

(h) Fair Value of Financial Instruments

The fair value of the Company's financial instruments, including cash and cash equivalents, receivable from parent company and other accrued liabilities, approximate cost, because of their short maturities.

(i) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

(2) Retirement Plan

The Company and its parent company have an employee stock ownership plan, but neither entity has any employees at this time. Management is planning to terminate the Plan and distribute the assets to the remaining member. This member is the CEO and controlling equity holder in both entities. Contributions have not been made to the plan in years.

(3) Concentrations

In 2007 and 2006 100% of the company's revenues we derived from one and two customers, respectively.

(4) Related Party Transactions

The Company is a 100% owned subsidiary of Dowco Holdings LLC ("LLC"). The LLC provides management services to the Company. Essentially, the operating expenses of the Company are borne by the LLC. The LLC then charges the Company a management fee to cover these expenses.

In 2007 and 2006, management fees amounted to $42,000 and $60,200, respectively.

Further, The Company has a 10% demand note receivable from LLC. The current year's activity is delineated as follows

Balance 12-31-06	Payments received	Balance 12-31-07	Interest paid
$40,000	$7,348	$32,652	$3,788

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $6,225, which was $1,225 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

DOWNING & CO., INC.
SUPPLEMENTARY INFORMATION
DECEMBER, 31 2007

SCHEDULE I
Computation of Net Capital

Line		
3	Total Ownership Equity Qualified for Net Capital	$ 38,877
	Deduct:	
6A	Total Non-Allowable Assets	(32,652)
8	Net Capital before Haircuts	6,225
9	Haircuts on Securities	
10	Net Capital	$ 6,225

SCHEDULE II
Computation of Basic Net Capital Requirement

Line		
11	Minimum Net Capital Required (6-2/3% of Line 19)	39
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	1,225
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	6,167

SCHEDULE III
Computation of Aggregate Indebtedness

Line		
16	Total A.I. Liabilities from Statement of Financial Position	581
19	Total Aggregate Indebtedness	581
20	Ratio of Aggregate Indebtedness to Net Capital	.09:1

DOWNING & CO., INC.
SUPPLEMENTARY INFORMATION
December 31, 2007

Reconciliation of Audited Computation of Net Capital
to Net Capital Per Focus Report

Net Capital Per Focus Report			$	6,225
Auditor's Adjustments				(2,921)
Per Audit Computation - Non-Allowed Assets	$	32,652		
Per Focus Report		35,573		2,921
Per Audited Report - Haircuts on Securities				-
Per Focus Report				-
Per Audited Computation			$	6,225

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2007.

Thomas E. Thevenin, CPA, PC

Thomas E. Thevenin, CPA, PC

Certified Public Accountant

SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Downing & Co., Inc.
Plymouth, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Downing & Co., Inc. ("the Company") for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with the reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within

P.O. Box 98 • 30 Wapping Road • Kingston, MA 02364
Phone 781-582-1211 • Fax 781-582-0104 • thomasthevenin@verizon.net

a timely period by employees in normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the is report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Thomas E. Thevenin, CPA, PC

Kingston, Massachusetts
February 1, 2008

END